Exhibit 99.1

ZIM Announces New Chartering Agreement for Three 7,000 TEU LNG Dual-Fuel Container Vessels

Attractive Transaction to Further Strengthen Core Operating Fleet and Position ZIM at Forefront of Reducing Carbon Intensity

Vessel Deliveries to ZIM are Scheduled During Q1-Q2 2024

HAIFA, Israel – January 18, 2022 – ZIM Integrated Shipping Services (NYSE: ZIM) announced today a new eight-year charter agreement with a shipping company that is affiliated with Kenon Holdings Ltd.1, according to which ZIM will charter three 7,000 TEU liquefied natural gas (LNG) dual-fuel container vessels, to serve across ZIM’s various global-niche trades for total consideration of approximately $400 million. The vessels will be constructed at Korean-based shipyard, Hyundai Samho Heavy Industries and are scheduled to be delivered during the first and second quarters of 2024.

1 Kenon Holdings Ltd. is ZIM’s largest shareholder, which holds approximately 26% of ZIM’s issued share capital.

Eli Glickman, ZIM President & CEO, stated: “We are pleased to enter into another charter agreement to secure high quality tonnage, with a focus on adding extremely versatile vessels that could serve us on multiple trades. As we work to secure our core operating fleet to meet growing market demand, we remain committed to maintaining significant fleet flexibility to execute our proven global-niche strategy and best serve our customers. Importantly, adding “green” LNG-fueled capacity further strengthens ZIM’s position at the forefront of reducing carbon intensity among the global liners and will enable us to assist our customers in reducing their carbon footprint.”

Mr. Glickman added: “This transaction further demonstrates our prudent capital allocation strategy, supporting our efforts to strengthen our commercial prospects, deliver industry leading profitability, and create enduring value for shareholders.”

About ZIM

ZIM is a global container liner shipping company with leadership positions in the markets where it operates. Founded in Israel in 1945, ZIM is one of the oldest shipping liners, with over 76 years of experience, providing customers with innovative seaborne transportation and logistics services with a reputation for industry leading transit times, schedule reliability and service excellence.

Forward Looking Statements

This press release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including forward-looking statements regarding ZIM's ability to meet growing market demand and to provide reliable service to customers, as well as assessment as to the growth trend of the market. These risks and uncertainties include, but are not limited to: the possibility that ZIM will not be able to meet demand from customers, the risk that the growth trend of the market will not continue or be slower than expected; the risk that current trends in the chartering market will weaken or reverse, and other factors detailed from time to time in ZIM's periodic reports and filings with the Securities and Exchange Commission ("SEC"), including ZIM's annual report on Form 20-F filed with the SEC on March 22, 2021. ZIM expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise. ZIM does not make any prediction or statement about the performance of its securities.

ZIM Contacts

Media:

Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-865-2520
shats.avner@zim.com

Investor Relations:

Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com